

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DC
No Act
P.E. 10-3-06

DIVISION OF
CORPORATION FINANCE



15007462

October 5, 2006

Eric S. Robinson
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019-6150

Act: 1934
Section:
Rule: 14A-8
Public Availability: 10/5/2006

Re: Monsanto Company

Dear Mr. Robinson:

This is in regard to your letter dated October 3, 2006 concerning the shareholder proposal submitted by Harrington Investments, Inc. for inclusion in Monsanto's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that Monsanto therefore withdraws its September 15, 2006 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Ted Yu
Special Counsel

cc: John Harrington
Harrington Investments, Inc.
1001 2nd Street, Suite 325
Napa, CA 94559

67686

WACHTELL, LIPTON, ROSEN & KATZ

51 WEST 52ND STREET
NEW YORK, N.Y. 10019-6150
TELEPHONE: (212) 403-1000
FACSIMILE: (212) 403-2000

DIRECT DIAL: (212) 403-1220
DIRECT FAX: (212) 403-2220
E-MAIL: ESRobinson@wlrk.com

September 15, 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington D.C. 20549

Re: **Monsanto Company**
Shareholder Proposal Submitted by John C. Harrington

Ladies and Gentlemen:

We are acting as special counsel to Monsanto Company ("*Monsanto*" or the "*Company*") in connection with the matter set forth in this letter. We submit this letter on behalf of Monsanto pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "*Exchange Act*").

On August 1, 2006, Monsanto received a shareholder proposal (the "*Proposal*") from Mr. John C. Harrington of Harrington Investments, Inc. (the "*Proponent*") for inclusion in the proxy statement on Schedule 14A (the "*Proxy Statement*") to be distributed in connection with Monsanto's 2007 Annual Meeting of Shareowners (the "*Annual Meeting*"). The Proposal calls for shareowners to adopt a mandatory bylaw stating that directors shall be liable to the Company or its shareowners for any breach of fiduciary duty "relating to matters of the environment or human rights affected by the Company," and limits indemnification for such breaches. A copy of the Proposal and the accompanying supporting statement is attached hereto as **Exhibit A**.

We respectfully request that the staff (the "*Staff*") of the Securities and Exchange Commission (the "*Commission*") confirm that it will not recommend any enforcement action if Monsanto excludes the Proposal from the Proxy Statement in reliance on Rule 14a-8(i)(1), Rule 14a-8(i)(2), or Rule 14a-8(i)(6) promulgated under the Exchange Act, for the reasons set forth below.

Pursuant to Rule 14a-8(j), by way of this letter, the Company hereby submits its reasons for excluding the Proposal no later than 80 days before it expects to file the definitive form of its Proxy Statement with the Commission. While the Company has not yet determined the definitive date of its Annual Meeting, the Company currently expects the meeting to take place in mid-January 2007, and it expects to file definitive proxy materials on or about December 6, 2006. Monsanto has notified the Proponent by copy of this letter of its intention to omit the Proposal from the Proxy Statement.

THE PROPOSAL

The Proposal asks Monsanto's shareowners to adopt a mandatory amendment (the "*Proposed Bylaw*") to its Bylaws (as amended, the "*Bylaws*") by inserting a new Section 59(h) to read as follows:

> Notwithstanding other provisions of these by-laws, a director of the Corporation shall be personally liable to the Corporation or its stockholders for any breach of fiduciary duties of loyalty, good faith, care or oversight found to exist under Delaware Law, relating to matters of the environment or human rights affected by the Company, and the Corporation shall not indemnify such director for any liabilities except to the extent such indemnification may be required by Delaware Law. This provision shall be effective immediately upon approval by the shareholders, except that (a) any changes in the scope of Board members' liabilities shall only become effective in the event that the Board revises the Certificate of Incorporation to reflect these changes as requested by the shareholders, and (b) furthermore, changes in liability and indemnity limits shall become applicable to an individual director as his or her position and contract is established or renewed. This amendment shall not adversely affect any right or protection of a director existing with respect to any act or omission occurring prior to such amendment. In the event of a conflict between this provision and other corporate governance documents, applicability shall be determined pursuant to the law of Delaware.

The supporting statement for the Proposal is as follows:

> It is the intent of proponents to ensure that a director is personally accountable, and is not indemnified, if such director breaches fiduciary duties to the corporation in relation to matters of the environment or human rights. Therefore shareholders further intend and request that the Board revise, or seek revisions, to the Certificate of Incorporation, the Charter of the Board of Directors, and any other elements of corporate policy to ensure consistency with this By-Law amendment.

Monsanto is a Delaware corporation, and it is subject to the General Corporation Law of the State of Delaware (the "*DGCL*"). Section 59 of Monsanto's Bylaws relates to the indemnification of directors, officers and other fiduciaries of the Company. The Bylaws provide, among other things, that the Company shall indemnify such directors, officers and fiduciaries to the fullest extent permitted by applicable law (Section 59(a)); that the Company shall advance expenses incurred in defending against claims for breach of fiduciary duty (Section 59(b)); that the rights conferred under Section 59 of the Bylaws shall not be exclusive of any other rights which an indemnified person might have under statute, the Charter, other provisions of the Bylaws, agreement, vote of shareowners or disinterested directors, or otherwise (Section 59(f)); and that any repeal or modification of Section 59 shall not adversely affect any right or protection thereunder of any person with respect to any act or omission occurring prior to or at the time of such repeal or modification (Section 59(g)). A copy of the Bylaws is attached hereto as **Exhibit B.**

ANALYSIS

A shareowner proposal may be omitted under Rule 14a-8(i)(1) if it is not a proper subject for action by shareowners under applicable state law and under Rule 14a-8(i)(2) if it would, if implemented, cause the issuer to violate applicable law. We believe that the Proposal may be omitted for these reasons. We have attached hereto as **Exhibit C** the legal opinion of Richards, Layton & Finger, P.A., Monsanto's Delaware counsel, to the effect that the Proposed Bylaw, if adopted by the shareowners, would be invalid under Delaware law (the "*Delaware Opinion*"). In addition, we submit that the Proposal may be omitted under Rule 14a-8(i)(6) because the Company would lack the power or authority to implement it if it were adopted by the shareowners.

The Proposed Bylaw Conflicts with the Company's Charter

The bylaws of a Delaware corporation "may contain any provision, *not inconsistent with law or with the certificate of incorporation*, relating to the business of the corporation, the conduct of its affairs, and its rights or powers or the rights or powers of its stockholders, directors, officers or employees." 8 *Del. C.* § 109(b) (emphasis added). The Delaware Supreme

Court has made clear that "[w]here a by-law provision is in conflict with a provision of the charter, the by-law provision is a 'nullity.'" *Centaur Partners, IV* v. *Nat'l Intergroup, Inc.*, 582 A.2d 923, 929 (Del. 1990) (quoting *Burr* v. *Burr Corp.*, 291 A.2d 409, 410 (Del. Ch. 1972). The Delaware Court of Chancery has similarly concluded that "a by-law which is in conflict with a provision in a certificate of incorporation is invalid." *Essential Enterprises Corp.* v. *Automatic Steel Products, Inc.*, 159 A.2d 288, 289 (Del. Ch. 1960); *see also Pricket* v. *American Steel & Pump Corp.*, 253 A.2d 86, 88 (Del. Ch. 1969).

The Proposed Bylaw conflicts with Monsanto's Amended and Restated Certificate of Incorporation (the "*Charter*"), and would thus be invalid under Section 109(b) of the DGCL. Article IX of the Charter reads in relevant part: "A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the General Corporation Law of the State of Delaware as the same exists or may hereafter be amended." A copy of the Charter is attached hereto as **Exhibit D**.

The Proposal is in clear conflict with the Charter. Under Delaware law, the certificate of incorporation of a corporation may eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for a breach of fiduciary duty, except "(i) [f]or any breach of the director's duty of loyalty to the corporation or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) under § 174 of [the DGCL, relating to unlawful dividends, stock purchases and redemptions]; or (iv) for any transaction from which the director derived an improper personal benefit." 8 *Del. C.* § 102(b)(7). In accordance with Section 102(b)(7), the Charter exempts directors from any liability to the Company or its shareowners for damages for *all* breaches of fiduciary duty other than those specifically set forth in that provision. The Proposed Bylaw creates liability for damages for additional breaches of fiduciary duty, beyond those required by law, and so directly contradicts the Charter. Under the Charter, a director who breaches his duty of care with respect to environmental or human rights matters (without any breach of the duty of loyalty, bad faith, intentional misconduct or improper personal benefit) will not be liable to the Company for damages, but the Proposed Bylaw purports to create the opposite result.

The Proponent's Efforts to Avoid Conflict with the Charter Fail

Perhaps recognizing that the Proposal conflicts with the Charter, the Proponent has included language in the Proposal and the supporting statement apparently intended to avoid this conflict. None of this language, however, succeeds in rendering the Proposed Bylaw valid.

First, the Proposed Bylaw provides that "any changes in the scope of Board members' liabilities shall only become effective in the event that the Board revises its Certificate of Incorporation to reflect these changes as requested by the shareholders." We submit that a bylaw provision inconsistent with the Company's Charter cannot be made valid merely by acknowledging the inconsistency: a bylaw that is inconsistent with the certificate of incorporation is a "nullity," void *ab initio*. *See Centaur Partners, IV, supra*; *Prickett, supra*.

In any case, the Proposed Bylaw cannot become effective when "the Board revises its Certificate of Incorporation": under Delaware law, the board of directors may not "revise" the Charter, even at the request of the shareowners, without submitting any proposed amendment to a vote of the shareowners. 8 *Del. C.* § 242(b)(1). Thus even if a bylaw inconsistent with the Charter could be made valid by delaying its effectiveness until the Charter is amended, the Proposed Bylaw still fails to do so: the Board cannot amend the Charter unilaterally, as called for by the Proposal. *See Xerox Corporation*, 2004 SEC No-Act. LEXIS 356 (Feb. 23, 2004) (allowing exclusion of a shareholder proposal under Rules 14a-8(i)(2) and 14a-8(i)(6) because it called upon the board to amend the issuer's certificate of incorporation, which under state law could only be done "upon authorization thereof by the board of directors initially, followed by approval thereof by the shareholders"); *Burlington Resources Inc.*, 2003 SEC No-Act. LEXIS 180 (Feb. 7, 2003) (allowing exclusion of a shareholder proposal "request[ing] that the Board of Directors amend the certificate of incorporation," because the DGCL does not permit the board of directors of a corporation to amend the certificate of incorporation unilaterally).

Next, the Proposed Bylaw states that "In the event of a conflict between this provision and other corporate governance documents, applicability shall be determined pursuant to the law of Delaware." This tautological statement—all internal affairs of Monsanto, including governance issues, are governed by the law of Delaware, *see Edgar* v. *MITE Corp.*, 457 U.S. 624, 645 (1982); *Examen, Inc.* v. *VantagePoint Venture Partners 1996*, 873 A.2d 318 (Del. Ch. 2005)—does not prevent the Proposed Bylaw from conflicting with the Charter. All that it does is acknowledge the fact that, in case of such a conflict, the Proposed Bylaw will be invalid. In *Pennzoil Corp.*, 1993 SEC No-Act. LEXIS 503, *4 (Mar. 22, 1993), the issuer noted: "By inserting the words 'to the extent permitted under Delaware law,' [the proponent] attempts to avoid the necessity to cure defects in the text of the by-law . . . by adding a savings clause the effect of which would be to make indeterminate what the actual by-law would include." Much the same could be said of the current Proposal[1]: the Proponent attempts to avoid a conflict with the Charter simply by stating that there will not be any conflict. In *Pennzoil*, the Staff rejected this attempt and allowed the issuer to omit the shareholder proposal, and we ask that the Staff do the same here. Similarly, in *AlliedSignal, Inc.*, 1999 SEC No-Act. LEXIS 104, *4 (Jan. 29, 1999), the proponent suggested revising his proposed bylaw (which conflicted with the issuer's certificate of incorporation) to include the words "to the maximum extent permissible by State Law." Once again, the Staff allowed the issuer to omit the proposal despite the attempted revision.

Finally, the supporting statement accompanying the Proposal states that "shareholders further intend and request that the Board revise, or seek revisions, to the Certificate of

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[1] In *Pennzoil*, the savings clause ("to the extent permitted under Delaware law") was part of the proposed resolution, not the text of the proposed bylaw. The Proponent here has included the savings clause in the text of the bylaw, which makes the text (although not the meaning) of the bylaw more determinate, but does not cure the illegality of the Proposed Bylaw any more than it did in *Pennzoil*.

Incorporation, the Charter of the Board of Directors, and any other elements of corporate policy to ensure consistency with this By-Law amendment." As a technical matter, this purported intent of the "shareholders" is not part of the Proposal itself, and therefore would not be submitted for a vote at the Annual Meeting. Thus, if the Proponent means to include an advisory proposal asking the board to consider an amendment to the Charter, he has failed to do so.[2] Moreover, even if the Proponent submitted such a proposal and it received the support of the shareowners, the Charter would not be amended automatically: as described above, any amendment to the Charter would require action by the board and subsequent action by the shareowners. Unless and until such an amendment to the Charter were adopted, the Proposed Bylaw would be invalid.

The Proposal May Be Excluded From the Proxy Statement

Because shareholders of a Delaware corporation may not validly adopt a bylaw that conflicts with the corporation's certificate of incorporation, *Centaur Partners, IV*, 582 A.2d at 929, the Proposal is not a proper subject for action by shareholders under Delaware law and so may be excluded from the Proxy Statement pursuant to Rule 14a-8(i)(1) under the Exchange Act. In addition, because the proposal would, if implemented, violate Section 109(b) of the DGCL by adopting a bylaw inconsistent with the Charter, the Proposal may be excluded pursuant to Rule 14a-8(i)(2). Finally, because the Company would lack the power or authority to implement the Proposal, it may be excluded pursuant to Rule 14a-8(i)(6).

The Staff has previously not recommended enforcement action where an issuer omitted a shareholder-proposed bylaw amendment that was inconsistent with the issuer's certificate of incorporation. In *AlliedSignal, Inc.*, 1999 SEC No-Act. LEXIS 104 (Jan. 29, 1999), a shareholder submitted a proposal to amend the issuer's bylaws to require a simple majority vote for all issues submitted to a vote of shareholders. The issuer's certificate of incorporation (as well as its bylaws) required a supermajority vote of shareholders on certain matters, and the shareholder proposal did not call for an amendment to the certificate of incorporation. The issuer argued that the change in the bylaws would cause it to violate state law, because the bylaws would thereafter be inconsistent with the certificate of incorporation. The Staff allowed AlliedSignal to omit the proposed bylaw amendment under Rule 14a-8(i)(2). The Staff also allowed issuers to omit shareholder-proposed bylaws in *Lucent Technologies Inc.*, 2001 SEC No-Act. LEXIS 790 (Nov. 6, 2001) (exclusion under Rule 14a-8(i)(1)); *Dillard Department Stores, Inc.*, 1997 SEC No-Act. LEXIS 460 (Mar. 19, 1997) (exclusion under former Rule 14a-8(c)(2)); *Weirton Steel Corp.*, 1995 SEC No-Act. LEXIS 387 (Mar. 14, 1995) (exclusion under former Rule 14a-8(c)(2)); and *Radiation Care, Inc.*, 1994 SEC No-Act. LEXIS 841, *2 (Dec. 22, 1994) ("Therefore, given the questionable validity of such a bylaw amendment, the proposal does not appear to be a proper subject for shareholder action under state law.").

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[2] Indeed, he could not do so: a shareholder may submit only one proposal for any shareholders' meeting, Rule 14a-8(c), and thus may not submit both a binding bylaw amendment and a precatory proposal regarding the Charter.

In *Farmer Bros. Co.*, 2003 SEC No-Act. LEXIS 805 (Nov. 28, 2003), the Staff allowed exclusion under Rule 14a-8(i)(1) of a shareholder proposal similar to the Proposal at issue here. The *Farmer Bros.* proposal called for a binding shareholder resolution prohibiting indemnification of certain current and former directors for liabilities in connection with certain "violations of law or breaches of duty." *Id.* at *1. The issuer's articles of incorporation authorized it to provide indemnification in excess of the indemnification provided under the relevant provisions of California law, and specifically stated that "the liability of directors . . . for monetary damages shall be eliminated to the fullest extent permissible under California law." *Id.* at *16–*17. The issuer argued, among other things, that the proposed shareholder resolution conflicted with the articles of incorporation because it limited the indemnification and elimination of liability called for in the articles of incorporation, and the Staff agreed that the proposal could be excluded. *See also Toys "R" Us, Inc.*, 2002 SEC No-Act. LEXIS 571 (Apr. 9, 2002) (allowing exclusion under Rule 14a-8(i)(2) of a proposed bylaw that the issuer argued, among other things, would conflict with the issuer's certificate of incorporation).

REQUEST

Based on the foregoing analysis, and on the Delaware Opinion, Monsanto respectfully requests that the Staff concur that it will not recommend enforcement action if Monsanto omits the Proposal from its Proxy Statement.

Pursuant to guidance set forth on the Commission's web site at *www.sec.gov/contact/mailboxes.htm*, we are submitting this letter electronically via e-mail with six confirmatory hard copies to be filed concurrently with the Staff via mail. In addition, pursuant to Rule 14a-8(j)(1), we are sending a copy of this letter to the Proponent as notice of the Company's intention to omit the Proposal (including the accompanying supporting statement) from its Proxy Statement.

If you have any questions regarding this matter or require additional information, please contact the undersigned at (212) 403-1220 or Nancy Hamilton, Deputy General Counsel, Corporate Governance, Monsanto Company at (314) 694-4296. If the Staff does not agree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you before the determination of the Staff's final position.

Very truly yours,



Eric S. Robinson

Enclosures

cc: Nancy E. Hamilton, Esq., Deputy General Counsel, Monsanto Company
Mark J. Gentile, Esq., Richards, Layton & Finger, P.A.
John C. Harrington, President and CEO, Harrington Investments, Inc.

Exhibit A

Shareholder Resolution
on Corporate Governance

Whereas, it is in the interest of shareholders to ensure that our company, its management and directors, are held in the highest esteem by the public, and that our directors are accountable as fiduciaries to the company and its shareholders; and

Whereas, because of the nature of Monsanto's business, and the policies set by the management and directors, our company may be exposed to heightened liabilities and reputational risks associated with environmental and human rights matters; and

Whereas, current Monsanto governance documents shield and promise to indemnify directors for certain liabilities; and

Whereas, proponents believe that if directors fail to meet their fiduciary obligations to oversee conduct of the company with respect to the environment or human rights, the directors should be personally liable, be it therefore

Resolved:
Shareholders enact a mandatory change to the By-Laws, in compliance with applicable law, and with the Company's by-laws, inserting a new section, as follows:

Section 59h. Notwithstanding other provisions of these by-laws, a director of the Corporation shall be personally liable to the Corporation or its stockholders for any breach of fiduciary duties of loyalty, good faith, care or oversight found to exist under Delaware Law, relating to matters of the environment or human rights affected by the Company, and the Corporation shall not indemnify such director for any liabilities except to the extent such indemnification may be required by Delaware Law. This provision shall be effective immediately upon approval by the shareholders, except that (a) any changes in the scope of Board members' liabilities shall only become effective in the event that the Board revises the Certificate of Incorporation to reflect these changes as requested by the shareholders, and (b) furthermore, changes in liability and indemnity limits shall become applicable to an individual director as his or her position and contract is established or renewed. This amendment shall not adversely affect any right or protection of a director existing with respect to any act or omission occurring prior to such amendment. In the event of a conflict between this provision and other corporate governance documents, applicability shall be determined pursuant to the law of Delaware.

Supporting Statement:
It is the intent of proponents to ensure that a director is personally accountable, and is not indemnified, if such director breaches fiduciary duties to the corporation in relation to matters of the environment or human rights. Therefore shareholders further intend and request that the Board revise, or seek revisions, to the Certificate of Incorporation, the Charter of the Board of Directors, and any other elements of corporate policy to ensure consistency with this By-Law amendment.

Exhibit B

MONSANTO COMPANY
BYLAWS
As Amended Effective June 27, 2006

Agent and Corporate Offices

1. Registered Office; Registered Agent

The registered office of Monsanto Company (the "Company"), shall be located in the State of Delaware and shall be at such address as shall be set forth in the Certificate of Incorporation of the Company (as the same may be amended from time to time, including by any Certificate of Designation, the "Certificate of Incorporation") or otherwise determined by the Board of Directors. The registered agent of the Company at such address shall be as set forth in the Certificate of Incorporation or otherwise determined by the Board of Directors.

2. Other

The Company shall have its General Offices in the County of St. Louis, State of Missouri, and may also have offices at such other places both within or without the State of Delaware as the Board of Directors may from time to time designate or the business of the Company may require.

Shareowners' Meetings

3. Annual Meeting

An annual meeting of shareowners shall be held on such day and at such time as may be designated by the Board of Directors for the purpose of electing Directors and for the transaction of such other business as properly may come before such meeting. Any previously scheduled annual meeting of the shareowners may be postponed by resolution of the Board of Directors upon public notice given on or prior to the date previously scheduled for such annual meeting of shareowners.

4. Business to be Conducted at Annual Meeting

(a) At an annual meeting of shareowners, only such business shall be conducted as shall have been brought before the meeting (i) pursuant to the Company's notice of the meeting, (ii) by or at the direction of the Board of Directors or (iii) by any shareowner of the Company who is a shareowner of record at the time of giving of the notice provided for in this Bylaw, who shall be entitled to vote at such meeting and who shall have complied with the notice procedures set forth in this Bylaw.

(b) For business to be properly brought before an annual meeting by a shareowner pursuant to Section (a)(iii) of this Bylaw, notice in writing must be delivered or mailed to the Secretary and received at the General Offices of the Company, not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year's annual meeting; provided , however , that in the event that the date of the meeting is more than 30 days before or more than 60 days after such anniversary date, notice by the shareowner must be received not earlier than the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the tenth day following the day on which public announcement of the date of the annual meeting is first made. In no event shall the public announcement of an adjournment or postponement of an annual meeting commence a new time period (or extend any time period) for the giving of a shareowner's notice as described above. Such shareowner's notice shall set forth as to each matter the shareowner proposes to bring before the annual meeting (i) a brief description of the business to be brought before the annual meeting and the reasons for conducting such business at such meeting, and the text of the proposal or business (including the text of any resolutions proposed for consideration and , in the event that such business includes a proposal to amend the Bylaws of the Company, the text of the proposed amendment); (ii) the name and address, as they appear on the Company's books, of the shareowner proposing such business, and the name and address of the beneficial owner, if any, on whose behalf the proposal is made; (iii) the class and number of shares of the Company's stock which are owned beneficially and of record by such shareowner and by such beneficial owner, if any, on whose behalf the proposal is made; (iv) any material interest of the shareowner, and of the beneficial owner, if any, on whose behalf the proposal is made, in such business; (v) a representation that the shareowner is a holder of record of stock of the Company, entitled to vote at such meeting, and intends to appear in person or by proxy at the meeting to propose such business; and (vi) a representation as to whether the shareowner or the beneficial owner, if any, intends, or is or intends to be part of a group that intends, (A) to deliver a proxy statement and/or form of proxy to holders of at least the percentage of the Company's outstanding capital stock required to approve or adopt the proposal and/or (B) otherwise to solicit proxies from shareowners in support of such proposal. For purposes of these Bylaws, "public announcement" shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press or comparable news service or in a document publicly filed or furnished by the Company with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the meaning of the term "group" shall be within the meaning ascribed to such term under Section 13(d)(3) of the Exchange Act.

(c) Notwithstanding anything in these Bylaws to the contrary, no business shall be conducted at an annual meeting except in accordance with the procedures set forth in this Bylaw. The chairman of the meeting may, if the facts warrant, determine that the business was not properly brought before the meeting in accordance with the provisions of this Bylaw; and if the chairman should so determine, the chairman shall so declare to the meeting, and any such business not properly brought before the meeting shall not be transacted. Notwithstanding the foregoing provisions of this Section 4, a shareowner shall also comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth in this Bylaw. Nothing in this Bylaw shall be deemed to affect any rights of shareowners to request inclusion of proposals in the Company's proxy statement pursuant to Rule 14a-8 under the Exchange Act. The provisions of this Section 4 shall also govern what constitutes timely notice for purposes of Rule 14a-4(c) of the Exchange Act. The foregoing notice requirements of this Section 4 shall be deemed satisfied by a shareowner if the shareowner has notified the Company of his or her intention to present a proposal at an annual meeting in compliance with applicable rules and regulations promulgated under the Exchange Act and such shareowner's proposal has been included in a proxy statement that has been prepared by the Company to solicit proxies for such annual meeting.

5. Special Meetings

Special meetings of shareowners, unless otherwise provided by the law of Delaware, may be called pursuant to resolution of the Board of Directors. The Board of Directors shall have the sole right to determine the proper purpose or purposes of such meeting. Business transacted at a special meeting of shareowners shall be confined to the purpose or purposes of the meeting as stated in the notice of such meeting. Any previously scheduled special meeting of the shareowners may be postponed by resolution of the Board of Directors upon notice by public announcement given on or prior to the date previously scheduled for such special meeting of shareowners.

6. Place of Meetings

All meetings of shareowners shall be held at the General Offices of the Company in the County of St. Louis, State of Missouri, unless otherwise determined by resolution of the Board of Directors; provided that the Board may, in its sole discretion, determine that the meeting shall not be held at any place, but may instead be held solely by means of remote communication as authorized by Section 211(a)(2) of the General Corporation Law of the State of Delaware (the "General Corporation Law of Delaware").

7. Notice of Meetings

(a) Except as otherwise required by the law of Delaware, notice of each meeting of the shareowners, whether annual or special, shall be given, by or at the direction of the Secretary or Chief Executive Officer, except that (i) it shall not be necessary to give notice to any shareowner who properly waives notice before or after the meeting, whether in writing or by electronic transmission or otherwise, and (ii) no notice of an adjourned meeting need be given except when required under these Bylaws or by law. Such notice shall state the place, date and hour of the meeting, and in the case of a special meeting, shall also state the purpose or purposes thereof. Each notice of a meeting shall be given, personally or by mail or, as provided below, by means of electronic transmission, not less than ten (10) nor more than sixty (60) days before the meeting and shall state the time and place of the meeting, or if held by remote communications, the means of remote communications by which shareowners and proxyholders may be deemed to be present in person and vote at such meeting, and unless it is the annual meeting, shall state at whose direction or request the meeting is called and the purposes for which it is called. The attendance of any shareowner at a meeting, without protesting at the beginning of the meeting that the meeting is not lawfully called or convened, shall constitute a waiver of notice by him or her; and the requirement of notice may also be waived in accordance with Section 63 of these Bylaws. Any previously scheduled meeting of shareowners may be postponed, and (unless the Certificate of Incorporation otherwise provides) any special meeting of shareowners may be canceled, by resolution of the Board upon public announcement (as defined in Section 4 of these Bylaws) given on or prior to the date previously scheduled for such meeting of shareowners.

(b) Without limiting the manner by which notice otherwise may be given effectively to shareowners, any notice to a shareowner given by the Company may be given by a form of electronic transmission consented to by the shareowner to whom the notice is given. Any such consent shall be revocable by the shareowner by written notice to the Company. Any such consent shall be deemed revoked (i) if the Company is unable to deliver by electronic transmission two consecutive notices given by the Company in accordance with such consent and (ii) such inability becomes known to the Secretary or an Assistant Secretary of the Company or to the transfer agent or other person responsible for the giving of notice; provided, however, the inadvertent failure to treat such inability as a revocation shall not invalidate any meeting or other action. For purposes of these Bylaws, "electronic transmission" means any form of communication, not directly involving the physical transmission of paper, that creates a record that may be retained, retrieved and reviewed by a recipient thereof, and that may be directly reproduced in paper form by such a recipient through an automated process.

(c) Notice shall be deemed given, if mailed, when deposited in the United States mail with postage prepaid, if addressed to a shareowner at his or her address on the Company's records. Notice given by electronic transmission shall be deemed given (i) if by facsimile, when directed to a number at which the shareowner has consented to receive notice; (ii) if by electronic mail, when directed to an electronic mail address at which the shareowner has consented to receive notice; (iii) if by posting on an electronic network together with separate notice to the shareowner of such specific posting, upon the later of (A) such posting and (B) the giving of such separate notice; and (iv) by any other form of electronic transmission, when directed to the shareowner.

(d) An affidavit of the Secretary or an Assistant Secretary or of the transfer agent or other agent of the Company that the notice has been given, whether by a form of electronic transmission or otherwise, shall, in the absence of fraud, be prima facie evidence of the facts stated therein.

8. Nominations of Directors

(a) Only persons who are nominated in accordance with the procedures set forth in these Bylaws shall be eligible for election as Directors. Nominations of persons for election to the Board of Directors may be made at a meeting of shareowners (i) by or at the direction of the Board of Directors or (ii) by any shareowner of the Company who is a shareowner of record at the time of giving of the notice provided for in this Bylaw, who shall be entitled to vote for the election of Directors at the meeting and who complies with the notice procedures set forth in this Bylaw.

(b) Nominations by shareowners shall be made pursuant to notice in writing, delivered or mailed to the Secretary and received at the General Offices of the Company (i) in the case of an annual meeting, not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year's annual meeting, provided , however , that in the event that the date of the meeting is more than 30 days before or more than 60 days after such anniversary date, notice by the shareowner must be received not earlier than the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the tenth day following the day on which public announcement of the date of the meeting is first made; or (ii) in the case of a special meeting at which Directors are to be elected, not earlier than the 120th day prior to such special meeting and not later than the close of business on the later of the 90th day prior to such special meeting or the tenth day following the day on which public announcement of the date of the meeting and of the nominees proposed by the Board of Directors to be elected at such meeting is first made. In no event shall the public announcement of an adjournment or postponement of an annual meeting commence a new time period (or extend any time period) for the giving of a shareowner's notice as described above. In the case of a special meeting of shareowners at which Directors are to be elected, shareowners may nominate a person or persons (as the case may be) for election only to such position(s) as are specified in the Company's notice of meeting as being up for election at such meeting. Such shareowner's notice shall set forth (i) as to each person whom the shareowner proposes to nominate for election or reelection as a Director, all information relating to such person that would be required to be disclosed in solicitations of proxies for election of Directors, or is otherwise required, in each case pursuant to and in accordance with Regulation 14A under the Exchange Act (including such person's written consent to being named as a nominee and to serving as a Director if elected); (ii) as to the shareowner giving the notice, the name and address, as they appear on the Company's books, of such shareowner and the class and number of shares of the Company's stock which are owned, beneficially and of record, by such shareowner; (iii) as to any beneficial owner on whose behalf the nomination is made, the name and address of such person and the class and number of shares of the Company's stock which are beneficially owned by such person; (iv) a representation that the shareowner is a holder of record of stock of the Company entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to propose such nomination, and (v) a representation as to whether the shareowner or the beneficial owner, if any, intends, or is or intends to be part of a group that intends, (A) to deliver a proxy statement and/or form of proxy to holders of at least the percentage of the Company's outstanding capital stock required to elect the nominee and/or (B) otherwise to solicit proxies from shareowners in support of such nomination.. At the request of the Board of Directors, any person nominated by the Board of Directors for election as a Director shall furnish to the Secretary that information required to be set forth in a shareowner's notice of nomination which pertains to the nominee. Notwithstanding anything in this Bylaw to the contrary, in the event that the number of Directors to be elected to the Board of Directors of the Company at an annual meeting is increased and there is no public statement naming all the nominees for the additional Directorships at least 100 days prior to the first anniversary of the preceding year's annual meeting, a shareowner's notice required by this Bylaw shall also be considered timely, but only with respect to nominees for such additional Directorships, if it shall be delivered to the Secretary at the principal offices of the Company not later than the close of business on the 10th day following the day on which such public announcement is first made by the Company.

(c) No person shall be eligible for election as a Director of the Company unless nominated in accordance with the procedures set forth in these Bylaws. The chairman of the meeting may, if the facts warrant, determine that a nomination was not made in accordance with the procedures prescribed in this Bylaw; and if the chairman should so determine, the chairman shall so declare to the meeting, and the defective nomination shall be disregarded. Notwithstanding the foregoing provisions of this Section 8, a shareowner shall also comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth in this Bylaw. The foregoing notice requirements of this Section 8 shall be deemed satisfied by a shareowner if the shareowner has notified the Company of his or her intention to present a nomination at a meeting of shareowners in compliance with applicable rules and regulations promulgated under the Exchange Act and such shareowner's nomination has been included in a proxy statement that has been prepared by the Company to solicit proxies for such annual meeting. Nothing in this Section 8 shall be deemed to affect (i) any rights of shareowners to request inclusion of nominations in the Company's proxy statement pursuant to applicable rules and regulations promulgated under the Exchange Act or (ii) of the holders of any series of preferred stock of the Company to elect directors pursuant to any applicable provisions of the Certificate of Incorporation.

9. List of Shareowners

(a) Not less than ten (10) days prior to the date of any meeting of shareowners, the Secretary of the Company shall prepare a complete list of shareowners entitled to vote at the meeting, arranged in alphabetical order and showing the address of each shareowner and the number of shares registered in the name of such shareowner; provided, that the Company shall not be required to include electronic mail addresses or other electronic contact information on such list. For a period of not less than ten (10) days prior to the meeting, the list shall be available during ordinary business hours for inspection by any shareowner for any purpose germane to the meeting. During this period, the list shall be kept either (1) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting or (2) during ordinary business hours, at the principal place of business of the Company. If the Company determines to make the list available on an electronic network, the Company may take reasonable steps to ensure that such information is available only to shareowners of the Company. If the meeting is to be held at a place, then the list shall be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any shareowner who is present. If the meeting is to be held solely by means of remote communication, then the list shall also be open to the examination of any shareowner during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of the meeting.

(b) The stock ledger of the Company shall be the only evidence as to the identity of the shareowners entitled (i) to vote in person or by proxy at any meeting of shareowners, or (ii) to exercise the rights in accordance with Delaware law to examine the stock ledger, the list required by this Bylaw or the books and records of the Company, or for any other purpose permitted under Delaware law.

10. Quorum; Adjournment

The holders of a majority of the voting power of the shares of capital stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum for the transaction of any business at all meetings of the shareowners, except as otherwise provided by the law of Delaware, by the Certificate of Incorporation or by these Bylaws. The shareowners present at any duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of sufficient shareowners to render the remaining shareowners less than a quorum. Whether or not a quorum is present, either the chairman of the meeting or the holders of a majority of the voting power of the shares of capital stock entitled to vote thereat, present in person or by proxy, shall have power to adjourn the meeting from time to time to another time or place or means of remote communications, without notice other than announcement at the meeting of the time and place, if any, and the means of remote communications, if any, by which shareowners and proxy holders may be deemed to be present in person and vote at such adjourned meeting. If the adjournment is for more than thirty days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each shareowner of record entitled to vote at the meeting. At such adjourned meeting at which the requisite amount of voting stock shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally noticed.

11. Voting and Required Vote

(a) Subject to the provisions of the Certificate of Incorporation, each shareowner shall, at every meeting of shareowners, be entitled to one vote for each share of capital stock held by such shareowner. Subject to the provisions of the Certificate of Incorporation and Delaware law, Directors shall be chosen by the vote of a plurality of the shares present in person or represented by proxy at the meeting; and all other questions shall be determined by the affirmative vote of the holders of a majority of the shares present in person or represented by proxy at the meeting. In all matters, votes cast in accordance with any method adopted by the Company shall be valid so long as such method is permitted under Delaware law.

(b) Any shareowner entitled to vote on any matter may vote part of the shares in favor of the proposal and refrain from voting the remaining shares or, except when the matter is the election of directors, may vote the remaining shares against the proposal; but if the shareowner fails to specify the number of shares which the shareowner is voting affirmatively or otherwise indicate how the number of shares to be voted affirmatively is to be determined, it will be conclusively presumed that the shareowner's approving vote is with respect to all shares which the shareowner is entitled to vote.

(c) Voting need not be by ballot unless requested by a shareowner at the meeting or ordered by the chairman of the meeting; however, all elections of directors shall be by written ballot, unless otherwise provided in the Certificate of Incorporation; provided, that if authorized by the Board, a written ballot may be submitted by electronic transmission, provided that any such electronic transmission must either set forth or be submitted with information from which it can be determined that the electronic transmission was authorized by the shareowner or proxyholder.

12. Proxies

(a) Each shareowner entitled to vote at a meeting of shareowners may authorize another person or persons to act for such shareowner by proxy, in any manner permitted by law, including, without limitation, in the form of a telegram, cablegram or other means of electronic transmission which sets forth or is submitted with information from which it can be determined that the telegram, cablegram or other means of electronic transmission was authorized by the shareowner. No proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. A duly executed proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power. The revocability of a proxy that states on its face that it is irrevocable shall be governed by the provisions of Section 212(e) of the General Corporation

Law of Delaware. A shareowner may revoke any proxy which is not irrevocable by attending the meeting and voting in person or by filing an instrument in writing revoking the proxy or by filing another duly executed proxy bearing a later date with the Secretary of the Company.

(b) A proxy is not revoked by the death or incapacity of the maker unless, before the vote is counted, written notice of such death or incapacity is received by the Secretary of the Company.

13. Inspectors of Election; Polls

Before each meeting of shareowners, the Chairman of the Board, the President or another officer of the Company designated by resolution of the Board of Directors shall appoint one or more inspectors of election for the meeting and may appoint one or more inspectors to replace any inspector unable to act. If any of the inspectors appointed shall fail to attend, or refuse or be unable to serve, substitutes shall be appointed by the chairman of the meeting. Each inspector, who may be an employee of the Company, shall have such duties as are provided by law, and shall take and sign an oath faithfully to execute the duties of inspector with strict impartiality and according to the best of such person's ability. The chairman of the meeting shall fix and announce at the meeting the date and time of the opening and closing of the polls for each matter upon which the shareowners will vote at the meeting.

14. Organization

(a) The Chairman of the Board of Directors, or in the Chairman's absence, (i) the President, if a member of the Board of Directors, (ii) one of the Vice Chairmen of the Board who is a member of the Board of Directors, if any, in such order as may be designated by the Chairman of the Board, in that order, or (iii) in the absence of each of them, a chairman chosen by a majority of the Directors present, shall act as chairman of the meetings of the shareowners.

(b) The Board shall be entitled to make such rules or regulations for the conduct of meetings of shareowners as it shall deem appropriate. Subject to such rules and regulations of the Board, if any, the person presiding over the meeting shall have the right and authority to convene and adjourn the meeting, to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of the person presiding over the meeting, are necessary, appropriate or convenient for the proper conduct of the meeting, including, without limitation, establishing an agenda or order of business for the meeting, rules and procedures for maintaining order at the meeting and the safety of those present, limitations on participation in such meeting to shareowners of record of the Company and their duly authorized and constituted proxies and such other persons as the person presiding over the meeting shall permit, restrictions on entry to the meeting after the time fixed for the commencement thereof, limitations on the time allotted to questions or comments by participants and regulation of the opening and closing of the polls for balloting and matters which are to be voted on by ballot. The person presiding over the meeting, in addition to making any other determinations that may be appropriate to the conduct of the meeting, shall, if the facts warrant, determine and declare to the meeting that a matter or business was not properly brought before the meeting and if the person presiding over the meeting should so determine and declare, any such matter or business shall not be transacted or considered.

(c) Notwithstanding anything to the contrary in these Bylaws, unless otherwise required by law, if a shareowner (or qualified representative) does not appear at the meeting of shareowners of the Company to present a nomination or business pursuant to Section 4 or Section 8 of these Bylaws, such nomination shall be disregarded and such proposed business shall not be transacted, even though proxies in respect of such vote may have been received by the Company. In order to be considered a qualified representative of the shareowner, a person must be authorized by a writing executed by such shareowner or an electronic transmission delivered by such shareowner to act for such shareowner as proxy at the meeting of shareowners, and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the meeting of shareowners.

15. No Shareowner Action by Written Consent

Any action required or permitted to be taken by the shareowners of the Company must be effected at a duly called annual or special meeting of shareowners of the Company and may not be effected by any consent in writing in lieu of a meeting of such shareowners.

Board of Directors

16. General Powers, Number, Term of Office

(a) The business of the Company shall be managed under the direction of its Board of Directors. Subject to the rights of the holders of any series of preferred stock, par value $0.01 per share, of the Company ("Preferred Stock") to elect additional Directors under specified circumstances, the number of Directors of the Company which shall constitute the whole Board shall be not less than five nor more than 20. The exact number of Directors within the minimum and maximum limitation specified in the preceding sentence shall be fixed from time to time exclusively by resolution of a majority of the whole Board.

(b) At the first annual meeting of shareowners after August 13, 2002 (the "First Meeting"), the Directors, other than those who may be elected by the holders of any outstanding series of Preferred Stock or any other series or class of stock as set forth in the Certificate of Incorporation, shall be divided into three classes, as nearly equal in number as possible and designated Class I, Class II and Class III. Class I shall be initially elected for a term expiring at the first annual meeting of shareowners following the First Meeting, Class II shall be initially elected for a term expiring at the second annual meeting of shareowners following the First Meeting, and Class III shall be initially elected for a term expiring at the third annual meeting of shareowners following the First Meeting. Members of each class shall hold office until their successors are elected and qualified. At each succeeding annual meeting of the shareowners of the Company, the successors of the class of Directors whose term expires at that meeting shall be elected for a term expiring at the annual meeting of shareowners held in the third year following the year of their election. In case of any increase or decrease, from time to time, in the number of Directors, other than those who may be elected by the holders of any outstanding series of Preferred Stock or any other series or class of stock as set forth in the Certificate of Incorporation, the number of Directors in each class shall be apportioned as nearly equal as possible.

(c) Directors need not be shareowners of the Company or residents of the State of Delaware.

17. Vacancies

Subject to the rights, if any, of the holders of any outstanding series of Preferred Stock, newly created directorships resulting from any increase in the authorized number of Directors or any vacancies in the Board resulting from death, resignation, retirement, disqualification, removal from office or other cause shall be filled solely by the affirmative vote of a majority of the remaining Directors then in office, even though less than a quorum of the Board. Any Director so chosen shall hold office until his or her successor shall be elected and qualified and, if the Board at such time is classified, until the next election of the class for which such Directors shall have been chosen. No decrease in the number of Directors shall shorten the term of any incumbent Director.

18. Regular Meetings

The Board of Directors by resolution may provide for the holding of regular meetings and may fix the times and places at which such meetings shall be held. Notice of regular meetings shall not be required, provided that whenever the time or place of regular meetings shall be fixed or changed, notice of such action shall be given promptly to each Director, as provided in Section 19 below, who was not present at the meeting at which such action was taken.

19. Special Meetings

Special meetings of the Board of Directors, or of the Directors who have been determined by the Board to be "independent Directors" (any such Director, an "Independent Director") shall be held whenever called by the Chairman of the Board of Directors, the Presiding Director or the President, or in the absence of each of them, by any Vice Chairman of the Board, or by the Secretary at the written request of a majority of the Directors.

20. Notices

Notice of any special meeting of the Board of Directors shall be addressed to each Director at such Director's residence or business address and shall be sent to such Director by mail, electronic mail, telecopier, telegram or telex or telephoned or delivered to such Director personally. If such notice is sent by mail, it shall be sent not later than three days before the day on which the meeting is to be held. If such notice is sent by electronic mail, telecopier, telegram or telex, it shall be sent not later than 12 hours before the time at which the meeting is to be held. If such notice is telephoned or delivered personally, it shall be received not later than 12 hours before the time at which the meeting is to be held. Such notice shall state the time, place and purpose or purposes of the meeting. Any oral notice given personally or by telephone may be communicated either to the Director or to a person at the office of the Director who the person giving the notice has reason to believe will promptly communicate it to the Director. The requirement of notice may be waived in accordance with Section 63 of these Bylaws.

21. Quorum

One-third of the total number of Directors constituting the whole Board, but not less than two, shall constitute a quorum for the transaction of business at any meeting of the Board of Directors, but if less than such required number of Directors for a quorum is present at a meeting, a majority of the Directors present may adjourn the meeting from time to time without further notice. Except as otherwise specifically provided by the law of Delaware, the Certificate of Incorporation or these Bylaws, the act of a majority of the Directors present at a meeting at which a quorum is present shall be the act of the Board of Directors.

22. Organization

At each meeting of the Board of Directors, other than meetings of the non-management Directors in executive session, the Chairman of the Board or, in the Chairman's absence, (i) the Presiding Director, (ii) the President, if a member of the Board of Directors, (iii) one of the Vice Chairmen of the Board who is a member of the Board of Directors, if any, in such order as may be designated by the Chairman of the Board, in that order, or (iv) in the absence of each of them, a chairman chosen by a majority of the Directors present, shall act as chairman of the meeting, and the Secretary or, in the Secretary's absence, an Assistant Secretary or any employee of the Company appointed by the chairman of the meeting, shall act as secretary of the meeting. The Presiding Director shall preside at meetings of the non-management Directors or, in the Presiding Director's absence, the non-management Directors shall choose a non-management Director to preside at such meetings in executive session.

23. Resignations

Any Director may resign at any time by giving notice in writing or by electronic transmission to the Chairman of the Board, the President or the Secretary of the Company. Such resignation shall take effect upon receipt thereof or at any later time specified therein; and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

24. Removal

Subject to the rights of the holders of any outstanding series of Preferred Stock or any other series or class of stock as set forth in the Certificate of Incorporation to elect additional Directors under specified circumstances, any Director or the entire Board may be removed from office only for cause and only by the affirmative vote of the holders of at least 70 percent of the voting power of the outstanding stock of the Company entitled to vote, voting together as a single class.

25. Action Without a Meeting; Telephonic Meetings

(a) Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting if all members of the Board or committee, as the case may be, consent thereto in writing or by electronic transmission, and the writing or writings or electronic transmission or transmissions are filed with the minutes of proceedings of the Board or committee. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

(b) Members of the Board of Directors may participate in any meeting of the Board or of any committee by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this subsection shall constitute presence in person at the meeting.

26. Location of Books

Except as otherwise provided by resolution of the Board of Directors and subject to the law of Delaware, the books of the Company may be kept at the General Offices of the Company and at such other places as may be necessary or convenient for the business of the Company.

27. Dividends

Subject to the provisions of the Certificate of Incorporation and the law of Delaware, dividends upon the capital stock of the Company may be declared by the Board of Directors at any regular or special meeting. Dividends may be paid in cash, in property, or in shares of the Company's capital stock.

28. Compensation of Directors

Directors shall receive such compensation and benefits as may be determined by resolution of the Board for their services as members of the Board and committees. Directors shall also be reimbursed for their expenses of attending Board and committee meetings. Nothing contained herein shall preclude any Director from serving the Company in any other capacity and receiving compensation therefor.

29. Additional Powers

In addition to the powers and authorities by these Bylaws expressly conferred upon it, the Board of Directors may exercise all such powers of the Company and do all such lawful acts and things as are not by statute or by the Certificate of Incorporation or by these Bylaws directed or required to be exercised or done by the shareowners.

Committees of Directors

30. Designation, Power, Alternate Members

The Board of Directors may, by resolution or resolutions passed by a majority of the whole Board, designate an Executive Committee and one or more additional committees, each committee to consist of one or more of the Directors of the Company. Any such committee, to the extent provided in said resolution or resolutions and subject to any limitations provided by law, shall have and may exercise the powers of the Board of Directors in the management of the business and affairs of the Company. The Board of Directors may designate one or more Directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. The term of office of the members of each committee shall be as fixed from time to time by the Board; provided, however, that any committee member who ceases to be a member of the Board shall automatically cease to be a committee member.

31. Quorum, Manner of Acting

At any meeting of a committee, the presence of one-third, but not less than two, of its members then in office (or, in the case of a committee consisting of one director, its sole member) shall constitute a quorum for the transaction of business; and the act of a majority of the members present at a meeting at which a quorum is present shall be the act of the committee; provided , however , that in the event that any member or members of the committee is or are in any way interested in or connected with any other party to a contract or transaction being approved at such meeting, or are themselves parties to such contract or transaction, the act of a majority of the members present who are not so interested or connected, or are not such parties, shall be the act of the committee. Each committee may provide for the holding of regular meetings, make provision for the calling of special meetings and, except as otherwise provided in these Bylaws or by resolution of the Board of Directors, make rules for the conduct of its business.

32. Minutes

The committees shall keep minutes of their proceedings and report the same to the Board of Directors when required; but failure to keep such minutes shall not affect the validity of any acts of the committee or committees.

Presiding Director

33. Presiding Director

The Board of Directors shall include a Presiding Director. The Presiding Director shall preside at all meetings of the Board at which the Chairman is not present, shall preside over the executive sessions of the Independent Directors, shall serve as a liaison between the Chairman of the Board and the Board of Directors and shall exercise and perform such other powers and duties as may be assigned to the Presiding Director by these Bylaws and the Board of Directors. The Presiding Director shall be an Independent Director and shall be elected by a majority of the Independent Directors.

Officers

34. Designation

The officers of the Company shall be a Chairman of the Board, a Chief Executive Officer, a President, a Chief Financial Officer, one or more Vice Presidents, a Secretary, a Treasurer and a Controller. The Board of Directors may also elect additional officers, including without limitation one or more Vice Chairmen of the Board, one or more Vice Chairmen of the

Company, one or more Executive Vice Presidents, Senior Vice Presidents, Group Vice Presidents, Deputy and Assistant Secretaries, Deputy and Assistant Treasurers, Deputy and Assistant Controllers and such other officers as it shall deem necessary. Any number of offices may be held by the same person. The Chairman of the Board of Directors shall be chosen from among the Directors.

35. Election and Term

At least annually, the Board of Directors of the Company shall elect the officers of the Company and at any time thereafter the Board may elect additional officers of the Company and each such officer shall hold office until the officer's successor is elected and qualified or until the officer's earlier death, resignation, termination of employment or removal.

36. Removal

Any officer shall be subject to removal or suspension at any time, for or without cause, by the affirmative vote of a majority of the whole Board of Directors.

37. Resignations

Any officer may resign at any time by giving written notice to the Chairman of the Board, the President or to the Secretary. Such resignation shall take effect upon receipt thereof or at any later time specified therein; and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

38. Vacancies

A vacancy in any office because of death, resignation, removal or any other cause may be filled for the unexpired portion of the term by the Board of Directors.

39. Chairman of the Board

The Chairman of the Board shall preside at all meetings of the shareowners and of the Board of Directors, except as may be otherwise required under the law of Delaware. The Chairman of the Board shall also preside at all meetings of the Board of Directors except, if the Chairman is an employee of the Company, at meetings of the non-management Directors in executive session. The Chairman, alone or with the President, one or more of the Vice Chairmen of the Board, and/or the Secretary shall sign and send out reports and other messages which are to be sent to shareowners from time to time. The Chairman shall also perform such other duties as may be assigned to the Chairman by these Bylaws or the Board of Directors.

40. Chief Executive Officer

The Chief Executive Officer shall have the general and active management and supervision of the business of the Company. The Chief Executive Officer shall see that all orders and resolutions of the Board of Directors are carried into effect. The Chief Executive Officer shall also perform such other duties as may be assigned to the Chief Executive Officer by these Bylaws or the Board of Directors. The Chief Executive Officer shall designate who shall perform the duties of the Chief Executive Officer in the Chief Executive Officer's absence.

41. President

The President, if a member of the Board of Directors, shall, in the absence of the Chairman of the Board, preside at all meetings of the shareowners and of the Board of Directors, except at meetings of the non-management Directors in executive session. The President shall perform such other duties as may be assigned to the President by these Bylaws, the Board of Directors or the Chief Executive Officer.

42. Vice Chairmen of the Board; Vice Chairmen

The Vice Chairmen of the Board shall, in the absence of the Chairman of the Board and the President, and in such order as may be designated by the Chairman of the Board, preside at all meetings of the shareowners. The Vice Chairmen of the Board shall, in the absence of the Chairman of the Board, the Presiding Director, and the President, and in such order as may be designated by the Chairman of the Board, preside at all meetings of the Board of Directors, except at meetings of the non-management Directors in executive session. Notwithstanding the foregoing, no Vice Chairman of the Board who is not a member of the Board of Directors may preside at any meeting of shareowners or Directors. The Vice Chairmen of the Board and the Vice Chairmen shall perform such other duties as may be assigned to them by these Bylaws, the Board of Directors or the Chief Executive Officer.

43. Chief Financial Officer

The Chief Financial Officer shall act in an executive financial capacity. The Chief Financial Officer shall assist the Chairman of the Board and the President in the general supervision of the Company's financial policies and affairs.

44. Executive, Senior, Group and other Vice Presidents

Each Executive Vice President, Senior Vice President, Group Vice President and each other Vice President shall perform the duties and functions and exercise the powers assigned to such officer by the Board of Directors or the Chief Executive Officer.

45. Secretary

The Secretary shall attend all meetings of the Board of Directors and of the shareowners and record all votes and the minutes of all proceedings in a book to be kept for that purpose. The Secretary shall give, or cause to be given, notice of all meetings of the shareowners and special meetings of the Board of Directors and, when appropriate, shall cause the corporate seal to be affixed to any instruments executed on behalf of the Company. The Secretary shall also perform all duties incident to the office of Secretary and such other duties as may be assigned to the Secretary by these Bylaws, the Board of Directors, the Chairman of the Board or the Chief Executive Officer.

46. Assistant Secretaries

The Assistant Secretaries shall, when the Secretary is absent or unavailable, perform the duties and functions and exercise the powers of the Secretary. Each Assistant Secretary shall perform such other duties as may be assigned to such Assistant Secretary by the Board of Directors, the Chairman of the Board, the Chief Executive Officer or the Secretary.

47. Treasurer

The Treasurer shall have the custody of the funds and securities of the Company and shall deposit them in the name and to the credit of the Company in such depositories as may be designated by the Board of Directors or by any officer or officers authorized by the Board of Directors to designate such depositories; disburse funds of the Company when properly authorized by vouchers prepared and approved by the Controller; and invest funds of the Company when authorized by the Board of Directors or a committee thereof. The Treasurer shall render to the Board of Directors, the Chief Executive Officer, or the Chief Financial Officer, whenever requested, an account of all transactions as Treasurer and shall also perform all duties incident to the office of Treasurer and such other duties as may be assigned to the Treasurer by these Bylaws, the Board of Directors, the Chief Executive Officer, or the Chief Financial Officer.

48. Assistant Treasurers

The Assistant Treasurers shall, when the Treasurer is absent or unavailable, perform the duties and functions and exercise the powers of the Treasurer. Each Assistant Treasurer shall perform such other duties as may be assigned to the Assistant Treasurer by the Board of Directors, the Chief Executive Officer, the Chief Financial Officer or the Treasurer.

49. Controller

The Controller shall serve as the principal accounting officer of the Company and shall keep full and accurate account of receipts and disbursements in books of the Company and render to the Board of Directors, the Chief Executive Officer, or the Chief Financial Officer, whenever requested, an account of all transactions as Controller and of the financial condition of the Company. The Controller shall also perform all duties incident to the office of Controller and such other duties as may be assigned to the Controller by these Bylaws, the Board of Directors, the Chief Executive Officer, or the Chief Financial Officer.

50. Assistant Controllers

The Assistant Controllers shall, when the Controller is absent or unavailable, perform the duties and functions and exercise the powers of the Controller. Each Assistant Controller shall perform such other duties as may be assigned to such officer by the Board of Directors, the Chief Executive Officer, the Chief Financial Officer or the Controller.

51. Other Officers

The Board of Directors may appoint such other officers as it shall deem necessary, who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the Board.

Company Checks, Drafts and Proxies

52. Checks, Drafts

All checks, drafts or other orders for the payment of money by the Company shall be signed by such person or persons as from time to time may be designated by the Board of Directors or by any officer or officers authorized by the Board of Directors to designate such signers; and the Board of Directors or such officer or officers may determine that the signature of any such authorized signer may be facsimile.

53. Representation of Interests in Other Companies or Entities

Except as otherwise provided by resolution of the Board of Directors, any officer of the Company shall each have full power and authority, on behalf of the Company, to vote, represent and exercise any and all rights of the Company incident to its ownership of shares or other interests in any other company or entity of any type, foreign or domestic (including without limitation corporations, limited liability companies and partnerships), including without limitation the authority to vote at any meeting of shareholders, members or partners of such other company or entity, to execute and deliver proxies, and to consent in writing to action without a meeting. Absent other authority, this Bylaw in and of itself is not intended to authorize officers of the Company to authorize the sale or other disposition of any of the Company's shares or other interests in any other company or entity.

Capital Stock

54. Stock Certificates and Transfers

The interest of each shareowner of the Company shall be evidenced by certificates or by registration in book-entry accounts without certificates for shares of stock in such form as the appropriate officers of the Company may from time to time prescribe. The shares of the stock of the Company shall be transferred on the books of the Company by the holder thereof in person or by his attorney, upon surrender for cancellation of certificates for the same number of shares, with an assignment and power of transfer endorsed thereon or attached thereto, duly executed, with such proof of the authenticity of the transfer and payment of any applicable transfer taxes as the Company or its agents may reasonably require or by appropriate book-entry procedures.

Certificates of stock shall be signed by, or in the name of the Company by, the Chairman of the Board, the President, any Vice Chairman of the Board, any Executive Vice President, any Senior Vice President, any Group Vice President or any other Vice President, and by the Treasurer or any Assistant Treasurer, or the Secretary or any Assistant Secretary, of the Company, certifying the number of shares owned by such holder in the Company. Any of or all the signatures on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Company with the same effect as if such person were such officer, transfer agent or registrar at the date of issue.

55. Record Ownership

The Company shall be entitled to treat the person in whose name any share, right or option is registered as the owner thereof, for all purposes, and shall not be bound to recognize any equitable or other claim to or interest in such share, right or option on the part of any other person, whether or not the Company shall have notice thereof, except as otherwise provided by the law of Delaware.

56. Record Dates

In order that the Company may determine the shareowners entitled to notice of or to vote at any meeting of shareowners or any adjournment thereof, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board of Directors may fix a record date, which shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors and which shall not be more than sixty nor less than ten days before the date of such meeting, nor more than sixty days prior to any other action.

57. Lost, Stolen or Destroyed Certificates

The Board of Directors may authorize a new certificate or certificates to be issued in place of any certificate or certificates theretofore issued by the Company alleged to have been lost, stolen or destroyed, upon the making of an affidavit of the fact by the person claiming the certificate of stock to be lost, stolen or destroyed. When authorizing such issue of a new certificate or certificates, the Board of Directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificate or certificates, or the owner's legal representative, to give the Company a bond sufficient to indemnify it against any claim that may be made against the Company on account of the alleged loss, theft or destruction of such certificate or the issuance of such new certificate.

58. Terms of Preferred Stock

The provisions of these Bylaws, including those pertaining to voting rights, election of Directors and calling of special meetings of shareowners, are subject to the terms, preferences, rights and privileges of any then outstanding class or series of Preferred Stock as set forth in the Certificate of Incorporation and in any resolutions of the Board of Directors providing for the issuance of such class or series of Preferred Stock; provided , however , that the provisions of any such Preferred Stock shall not affect or limit the authority of the Board of Directors to fix, from time to time, the number of Directors which shall constitute the whole Board as provided in Section 16 above, subject to the right of the holders of any class or series of

Preferred Stock to elect additional Directors as and to the extent specifically provided by the provisions of such Preferred Stock.

Indemnification

59. Indemnification

(a) The Company shall indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person who was or is made or is threatened to be made a party or is otherwise involved in any claim, action, suit, or proceeding, whether civil, criminal, administrative or investigative (a "proceeding") by reason of the fact that the person, or a person for whom he or she is the legal representative, is or was a Director or officer of the Company or is or was serving at the request of the Company as a director, officer or fiduciary of another corporation or of a partnership, joint venture, trust, non-profit entity, or other enterprise, including service with respect to employee benefit plans, against all expense, liability and loss (including attorneys' fees, judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such person. The right to indemnification conferred in this Bylaw shall be a contract right. Except as provided in paragraph (c) of this Bylaw with respect to proceedings seeking to enforce rights to indemnification, the Company shall indemnify a person in connection with a proceeding initiated by such person or a claim made by such person against the Company only if such proceeding or claim was authorized by the Board of Directors of the Company.

(b) Subject to applicable law, the Company shall pay the expenses incurred in defending any proceeding in advance of its final disposition, provided , however , that if and to the extent required by law the payment of expenses incurred by any person covered hereunder in advance of the final disposition of the proceeding shall be made only upon receipt of an undertaking by or on behalf of the affected person to repay all amounts advanced if it should ultimately be determined that such person is not entitled to be indemnified under this Bylaw or otherwise.

(c) If a claim for indemnification or payment of expenses under this Bylaw is not paid in full within thirty days, or such other period as might be provided pursuant to contract, after a written claim therefor has been received by the Company, the claimant may file suit to recover the unpaid amount of such claim or may seek whatever other remedy might be provided pursuant to contract. In any such action the Company shall have the burden of proving that the claimant was not entitled to the requested indemnification or payment of expenses under applicable law. If successful in whole or in part, claimant shall be entitled to be paid the expense of prosecuting such claim. Neither the failure of the Company (including its Directors, independent legal counsel or shareowners) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because the claimant has met the applicable standard of conduct set forth in the General Corporation Law of the State of Delaware, nor an actual determination by the Company (including its Directors, independent legal counsel or shareowners) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct.

(d) Any determination regarding whether indemnification of any person is proper in the circumstances because such person has met the applicable standard of conduct set forth in the General Corporation Law of the State of Delaware shall be made by independent legal counsel selected by such person with the consent of the Company (which consent shall not unreasonably be withheld).

(e) The Company may, but shall not be required to, indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person who was or is made or is threatened to be made a party or is otherwise involved in any claim, action, suit, or proceeding, whether civil, criminal, administrative or investigative (a "proceeding") by reason of the fact that the person, or a person for whom he or she is the legal representative, is or was an employee or agent of the Company or is or was serving at the request of the Company as an employee or agent of another corporation or of a partnership, joint venture, trust, non-profit entity, or other enterprise, including service with respect to employee benefit plans, against all expense, liability and loss (including attorneys' fees, judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such person.

(f) The rights conferred on any person by this Bylaw shall not be exclusive of any other rights which such person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, these Bylaws, agreement, vote of shareowners or disinterested Directors or otherwise.

(g) Any repeal or modification of the foregoing provisions of this Bylaw shall not adversely affect any right or protection hereunder of any person with respect to any act or omission occurring prior to or at the time of such repeal or modification.

Miscellaneous

60. Corporate Seal

The seal of the Company shall be circular in form, containing the words "Monsanto Company" and the word "Delaware" on the circumference surrounding the word "Seal." Said seal may be used by causing it or a facsimile thereof to be impressed or affixed or in any other manner reproduced.

61. Fiscal Year

The fiscal year of the Company shall end on the last day of August in each year.

62. Auditors

The Audit and Finance Committee of the Board of Directors, or any successor audit committee, shall select certified public accountants to audit the books of account and other appropriate corporate records of the Company annually and at such other times as the Board shall determine by resolution.

63. Waiver of Notice

Whenever notice is required to be given pursuant to the law of Delaware, the Certificate of Incorporation or these Bylaws, a written waiver thereof, signed by the person entitled to notice, or a waiver by electronic transmission by the person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting of shareowners or the Board of Directors or a committee thereof shall constitute a waiver of notice of such meeting, except when the shareowner or Director attends such meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the shareowners or the Board of Directors or committee thereof need be specified in any written waiver of notice or any waiver by electronic transmission unless so required by the Certificate of Incorporation or by these Bylaws.

64. Construction; Definitions

Unless the context requires otherwise, the general provisions, rules of construction, and definitions in the General Corporation Law of Delaware shall govern the construction of these Bylaws. Without limiting the generality of this provision, the singular number includes the plural, the plural number includes the singular, the term "person" includes a natural person, a corporation or any other entity of any type, and the masculine gender includes the feminine gender and vice versa.

65. Provisions Additional to Provisions of Law

All restrictions, limitations, requirements and other provisions of these Bylaws shall be construed, insofar as possible, as supplemental and additional to all provisions of law applicable to the subject matter thereof and shall be fully complied with in addition to the said provisions of law unless such compliance shall be illegal.

66. Provisions Contrary to Provisions of Law

Any article, section, subsection, subdivision, sentence, clause or phrase of these Bylaws which upon being construed in the manner provided in Section 64 hereof, shall be contrary to or inconsistent with any applicable provisions of law, shall not apply so long as said provisions of law shall remain in effect, but such result shall not affect the validity or applicability of any other portions of these Bylaws, it being hereby declared that these Bylaws would have been adopted and each article, section, subsection, subdivision, sentence, clause or phrase thereof, irrespective of the fact that any one or more articles, sections, subsections, subdivisions, sentences, clauses or phrases is or are illegal.

Amendment to Bylaws

67. Amendments

Notwithstanding any provision of law which might otherwise permit a lesser vote or no vote, but in addition to any affirmative vote of the holders of any series of Preferred Stock of the Company required by law, the Certificate of Incorporation or any Preferred Stock designation, the affirmative vote of the holders of at least 70 percent of the voting power of all of the then-outstanding shares of the Company's voting stock, voting together as a single class, shall be required for the shareowners to amend or repeal the Bylaws or to adopt new Bylaws. The Bylaws may also be amended or repealed, and new Bylaws may be adopted, by the affirmative vote of a majority of the whole Board of Directors at any regular or special meeting of the Board of Directors.

Exhibit C

Delaware Opinion

The opinion of Richards, Layton & Finger, P.A., special Delaware counsel to Monsanto Company, is attached hereto.

RICHARDS, LAYTON & FINGER
A PROFESSIONAL ASSOCIATION
ONE RODNEY SQUARE
920 NORTH KING STREET
WILMINGTON, DELAWARE 19801
(302) 651-7700
FAX (302) 651-7701
WWW.RLF.COM

September 14, 2006

Monsanto Company
800 North Lindbergh Blvd.
St. Louis, MO 63167

Re: Stockholder Proposal Submitted by John C. Harrington of Harrington Investments, Inc.

Ladies and Gentlemen:

We have acted as special Delaware counsel to Monsanto Company, a Delaware corporation (the "Company"), in connection with a proposal (the "Proposal") submitted by John C. Harrington of Harrington Investments, Inc. (the "Proponent") that the Proponent intends to present at the Company's 2007 annual meeting of stockholders (the "Annual Meeting"). In this connection, you have requested our opinion as to certain matters under the General Corporation Law of the State of Delaware (the "General Corporation Law").

For the purpose of rendering our opinion as expressed herein, we have been furnished and have reviewed the following documents:

(i) the Amended and Restated Certificate of Incorporation of the Company as filed with the Secretary of State of the State of Delaware on September 6, 2000 (the "Certificate of Incorporation");

(ii) the Bylaws of the Company, as amended (the "Bylaws"); and

(iii) the Proposal and the supporting statement thereto.

With respect to the foregoing documents, we have assumed: (a) the genuineness of all signatures, and the incumbency, authority, legal right and power and legal capacity under all applicable laws and regulations, of each of the officers and other persons and entities signing or whose signatures appear upon each of said documents as or on behalf of the parties thereto;

(b) the conformity to authentic originals of all documents submitted to us as certified, conformed, photostatic, electronic or other copies; and (c) that the foregoing documents, in the forms submitted to us for our review, have not been and will not be altered or amended in any respect material to our opinion as expressed herein. For the purpose of rendering our opinion as expressed herein, we have not reviewed any document other than the documents set forth above, and, except as set forth in this opinion, we assume there exists no provision of any such other document that bears upon or is inconsistent with our opinion as expressed herein. We have conducted no independent factual investigation of our own, but rather have relied solely upon the foregoing documents, the statements and information set forth therein, and the additional matters recited or assumed herein, all of which we assume to be true, complete and accurate in all material respects.

THE PROPOSAL

The Proposal requests that the stockholders of the Company "enact a mandatory change" to the Bylaws to insert the following provision:

> Section 59h. Notwithstanding other provisions of these by-laws, a director of the Corporation shall be personally liable to the Corporation or its stockholders for any breach of fiduciary duties of loyalty, good faith, care or oversight found to exist under Delaware Law, relating to matters of the environment or human rights affected by the Company, and the Corporation shall not indemnify such director for any liabilities except to the extent such indemnification may be required by Delaware Law. This provision shall be effective immediately upon approval by the shareholders, except that (a) any changes in the scope of Board members' liabilities shall only become effective in the event that the Board revises the Certificate of Incorporation to reflect these changes as requested by the shareholders, and (b) furthermore, changes in liability and indemnity limits shall become applicable to an individual director as his or her position and contract is established or renewed. This amendment shall not adversely affect any right or protection of a director existing with respect to any act or omission occurring prior to such amendment. In the event of a conflict between this provision and other corporate governance documents, applicability shall be determined pursuant to the law of Delaware.

In support of the amendment to the Bylaws contemplated by the Proposal (the "Proposed Bylaw"), the Proponent has stated as follows:

Supporting Statement:

> It is the intent of proponents to ensure that a director is personally accountable, and is not indemnified, if such director breaches fiduciary duties to the corporation in relation to matters of the environment or human rights. Therefore shareholders further intend and request that the Board revise, or seek revisions, to the Certificate of Incorporation, the Charter of the Board of Directors, and any other elements of corporate policy to ensure consistency with this By-Law amendment.

DISCUSSION

You have asked our opinion as to whether the Proposed Bylaw, if adopted by the stockholders, would be valid under the General Corporation Law. For the reasons set forth below, in our opinion the Proposed Bylaw, if adopted by the stockholders, would be invalid under the General Corporation Law.

I. The Proposed Bylaw Conflicts with the Certificate of Incorporation

Because the Proposed Bylaw, if adopted by the stockholders, would conflict with the Certificate of Incorporation, such bylaw would be invalid under the General Corporation Law. Under Delaware law, a bylaw may not conflict with a provision of the certificate of incorporation. 8 Del. C. § 109(b) ("The bylaws may contain any provision, not inconsistent with law or with the certificate of incorporation. . . .") (emphasis added). Indeed, "[w]here a by-law provision is in conflict with a provision of the charter, the by-law provision is a 'nullity.'" Centaur Partners, IV v. National Intergroup, Inc., 582 A.2d 923, 929 (Del. 1990). In Centaur Partners, the Delaware Supreme Court held that a proposal for a bylaw to be adopted by stockholders that provided that it "is not subject to amendment, alteration or repeal by the Board of Directors" was in conflict with the board's authority as provided for in the certificate of incorporation to amend the bylaws and hence would be invalid even if adopted by the stockholders. Centaur Partners, 582 A.2d at 929.

The Proposed Bylaw seeks to render the Company's directors personally liable for any breach of fiduciary duties (including the duty of care) relating to "matters of the environment or human rights affected by the Company." This is in direct conflict with Article IX of the Certificate of Incorporation, which provides:

> A director of the [Company] shall not be personally liable to the [Company] or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the

> General Corporation Law of the State of Delaware as the same exists or may hereafter be amended.
>
> Any amendment, repeal or modification of the foregoing paragraph shall not adversely affect any right or protection of a director of the [Company] existing hereunder with respect to any act or omission occurring prior to such amendment, repeal or modification.

Article IX of the Certificate of Incorporation was adopted pursuant to and in accordance with Section 102(b)(7) of the General Corporation Law, which provides, in relevant part, that a certificate of incorporation of a Delaware corporation may contain:

> A provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director: (i) For any breach of the director's duty of loyalty to the corporation or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) under § 174 of this title; or (iv) for any transaction from which the director derived an improper personal benefit.

8 Del. C. § 102(b)(7).

Article IX of the Certificate of Incorporation eliminates the personal liability of the Company's directors to stockholders for monetary damages for all claims other than with respect to acts or omissions specifically enumerated in Section 102(b)(7) of the General Corporation Law—namely, acts or omissions not in good faith, involving intentional misconduct or a knowing violation of law, violations of Section 174 of the General Corporation Law (e.g., the improper payment of a dividend or improper stock repurchase or redemption) or any transaction from which the director obtains an improper personal benefit. Accordingly, Article IX of the Certificate of Incorporation eliminates the personal liability of the Company's directors for monetary damages to the stockholders for violations of the duty of care, including those with respect to which the Proposed Bylaw would purport to render the directors liable (i.e., duty of care violations relating to "the environment or human rights affected by the Company"). See Rothenberg v. Santa Fe Pac. Corp., C.A. No. 11749 (Del. Ch. May 18, 1992), slip. op. at 10 ("Moreover, since the purpose of Section 102(b)(7) is to enable corporations to eliminate director liability for money damages for duty of care violations, it follows that the statutory exceptions to Section 102(b)(7) concern director conduct that involves other than breaches of the duty of care."); Zirn v. VLI Corp., 621 A.2d 773, 783 (Del. 1993) (noting that the legislative history of

Section 102(b)(7) of the General Corporation Law "indicates that corporations are empowered to shield directors from the breaches of the duty of care, not the duty of loyalty . . .").

We note that the Proponent has attempted to avoid the conflict described above by including in the Proposed Bylaw a "savings clause" providing: "In the event of a conflict between this provision and other corporate governance documents, applicability shall be determined pursuant to the law of Delaware." In our view, the savings clause merely restates the restriction set forth in Section 109(b) of the General Corporation Law and would not render valid a bylaw that by its terms is inconsistent with the certificate of incorporation. The savings clause does not resolve the conflict between the Proposed Bylaw and Article IX of the Certificate of Incorporation; instead, it acknowledges that the internal affairs of the Company shall be governed by Delaware law and that the Proposed Bylaw, under Delaware law, would be invalid if adopted by the stockholders. VantagePoint Venture Partners 1996 v. Examen, Inc., 871 A.2d 1108, 1112-1113 (Del. 2005).

II. The Proposed Bylaw Purports to Require the Board to Amend the Certificate of Incorporation

The Proposed Bylaw, if adopted by the stockholders, would also be invalid under Delaware law, since it would purportedly require the Board of Directors of the Company (the "Board") to amend the Certificate of Incorporation without submitting such amendment to a stockholder vote. The Proposed Bylaw provides, "[t]his provision shall be effective immediately upon approval by the shareholders, except that (a) any changes in the scope of Board members' liabilities shall only become effective in the event that the Board revises the Certificate of Incorporation to reflect these changes as requested by the shareholders . . . ." Under the General Corporation Law, the Board may not "revise the Certificate of Incorporation." Section 242 of the General Corporation Law addresses the requirements for amending the certificate of incorporation of a Delaware corporation and provides, in pertinent part:

> Every amendment [to the Certificate of Incorporation] . . . shall be made and effected in the following manner: (1) if the corporation has capital stock, its board of directors shall adopt a resolution setting forth the amendment proposed, declaring its advisability, and either calling a special meeting of the stockholders entitled to vote in respect thereof for consideration of such amendment or directing that the amendment proposed be considered at the next annual meeting of the stockholders. . . . If a majority of the outstanding stock entitled to vote thereon, and a majority of the outstanding stock of each class entitled to vote thereon as a class has been voted in favor of the amendment, a certificate setting forth the amendment and certifying that such amendment has been duly adopted in accordance with this section shall be executed,

> acknowledged and filed and shall become effective in accordance with § 103 of this title.

8 Del. C. § 242(b)(1). Thus, Section 242(b) of the General Corporation Law would require the Board to submit the amendment to the Certificate of Incorporation contemplated by the Proposed Bylaw to the stockholders for adoption thereby, but would not permit the Board to effect unilaterally any such amendment.

CONCLUSION

Based upon and subject to the foregoing, and subject to the assumptions, limitations, exceptions and qualifications set forth herein, it is our opinion that the Proposed Bylaw, if adopted by the stockholders, would be invalid under the General Corporation Law.

The foregoing opinion is limited to the General Corporation Law. We have not considered and express no opinion on any other laws or the laws of any other state or jurisdiction, including federal laws regulating securities or any other federal laws, or the rules and regulations of stock exchanges or of any other regulatory body.

The foregoing opinion is rendered solely for your benefit in connection with the matters addressed herein. We understand that you may furnish a copy of this opinion letter to the Securities and Exchange Commission and the Proponent in connection with the matters addressed herein and we consent to your doing so. Except as stated in this paragraph, this opinion letter may not be furnished or quoted to, nor may the foregoing opinion be relied upon by, any other person or entity for any purpose without our prior written consent.

Very truly yours,

Richards, Layton & Finger, P.A.

DAB/MG/JMZ

Exhibit D

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF MONSANTO COMPANY

Monsanto Company, a corporation organized and existing under the laws of the State of Delaware, does hereby certify:

1. The name of the corporation is Monsanto Company. Monsanto Company was originally incorporated under the name "Monsanto Ag Company," and the original Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on February 9, 2000.

2. This Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation") was duly adopted in accordance with Section 245 of the General Corporation Law of the State of Delaware. Pursuant to Sections 242 and 228 of the General Corporation Law of the State of Delaware, the amendments and restatement herein set forth have been duly adopted by the Board of Directors and the stockholder of Monsanto Company.

3. Pursuant to Section 245 of the General Corporation Law of the State of Delaware, this Certificate of Incorporation restates and integrates and amends the provisions of the amended Certificate of Incorporation of this corporation.

4. The text of the amended Certificate of Incorporation is hereby restated and amended to read in its entirety as follows:

ARTICLE I

The name of the corporation (which is hereinafter referred to as the "Corporation") is: Monsanto Company.

ARTICLE II

The address of the Corporation's registered office in the State of Delaware is The Corporation Trust Center, 1209 Orange Street in the City of Wilmington, County of New Castle.

The name of the Corporation's registered agent at such address is The Corporation Trust Company.

ARTICLE III

The purpose of the Corporation shall be to engage in any lawful act or activity for which corporations may be organized and incorporated under the General Corporation Law of the State of Delaware.

ARTICLE IV

Section 1. The Corporation shall be authorized to issue 1,520,000,000 shares of capital stock, of which 1,500,000,000 shares shall be shares of Common Stock, $0.01 par value ("Common Stock"), and 20,000,000 shares shall be shares of Preferred Stock, $0.01 par value ("Preferred Stock").

Section 2. Shares of Preferred Stock may be issued from time to time in one or more series. The Board of Directors of the Corporation (the "Board") is hereby authorized to fix by resolution or resolutions the voting powers, if any, designations, powers, preferences and the relative, participating, optional or other special rights, if any, and the qualifications, limitations or restrictions thereof, of any unissued series of Preferred Stock; and to fix the number of shares constituting such series, and to increase or decrease the number of shares of any such series (but not below the number of shares thereof then outstanding). The powers, preferences and relative, participating, optional and other special rights of each series of Preferred Stock, and the qualifications, limitations or restrictions thereof, if any, may differ from those of any and all other series at any time outstanding.

Section 3. Except as otherwise provided by law or by this Certificate of Incorporation (including any certificate filed with the Secretary of State of the State of Delaware establishing the terms of a series of Preferred Stock in accordance with Section 2 of this Article IV), the Common Stock shall have the exclusive right to vote for the election of directors and for all other purposes. Each share of Common Stock shall entitle the holder thereof to one vote on all matters on which stockholders are entitled generally to vote, and the holders of Common Stock shall vote together as a single class.

ARTICLE V

Section 1. In anticipation of the possibility (i) that the Corporation will not be a wholly-owned subsidiary of Pharmacia Corporation and that Pharmacia Corporation may be a majority or significant stockholder of the Corporation, (ii) that the officers and/or directors of the Corporation may also serve as officers and/or directors of Pharmacia Corporation, (iii) that the Corporation and Pharmacia Corporation may engage in the same or similar activities or lines of business and have an interest in the same classes or categories of corporate opportunities, and (iv) in recognition of the benefits to be derived by the Corporation through its continued contractual, corporate and business relations with Pharmacia Corporation (including possible service of officers and/or directors of Pharmacia Corporation as officers and directors of the Corporation), the provisions of this Article are set forth to regulate and shall, to the fullest extent permitted by law, define the conduct of the Corporation with respect to certain classes or categories of business opportunities that are presented to the Corporation as they may involve Pharmacia Corporation and its officers and directors, and the powers, rights, duties and liabilities of the Corporation and its officers, directors and stockholders in connection therewith.

Section 2. Except as may be otherwise provided in a written agreement between the Corporation and Pharmacia Corporation, Pharmacia Corporation shall have no duty to refrain from engaging in a corporate opportunity in the same or similar activities or lines of business as the Corporation (and all corporations, partnerships, joint ventures, associations and other entities in which the Corporation beneficially owns directly or indirectly 50 percent or more of the outstanding voting stock, voting power, partnership interests or similar voting interests) engages in or proposes to engage in at the time of the initial public offering of the Corporation's Common Stock (and the Corporation hereby renounces any interest or expectancy, or in being offered any opportunity to participate in such business opportunities as may arise in which both the Corporation and Pharmacia Corporation may have an interest), and, to the fullest extent permitted by law, neither Pharmacia Corporation nor any officer or director thereof (except as provided in Section 3 of this Article V) shall be liable to the Corporation or its stockholders for breach of any fiduciary duty by reason of any such activities of Pharmacia Corporation. In the event that Pharmacia Corporation acquires knowledge of a potential transaction or matter which may be a corporate opportunity for both Pharmacia Corporation and the Corporation, Pharmacia Corporation shall, to the fullest extent permitted by law, have no duty to communicate or offer such corporate opportunity to the Corporation and shall, to the fullest extent permitted by law, not be liable to the Corporation or its stockholders for breach of any fiduciary duty as a stockholder of the Corporation by reason of the fact that Pharmacia Corporation pursues or acquires such corporate opportunity for itself, directs such corporate opportunity to another person, or does not communicate information regarding such corporate opportunity to the Corporation.

Section 3. In the event that a director or officer of the Corporation who is also a director or officer of Pharmacia Corporation acquires knowledge of a potential transaction or matter which may be a corporate opportunity (as referenced above in Section 2) for both the Corporation and Pharmacia Corporation, such director or officer of the Corporation shall, to the fullest extent permitted by law, have fully satisfied and fulfilled the fiduciary duty of such director or officer to the Corporation and its stockholders with respect to such corporate opportunity, if such director or officer acts in a manner consistent with the following policy:

(a) a corporate opportunity (as referenced above in Section 2) offered to any person who is an officer of the Corporation, and who is also a director but not an officer of Pharmacia Corporation, shall belong to the Corporation;

(b) a corporate opportunity (as referenced above in Section 2) offered to any person who is a director but not an officer of the Corporation, and who is also a director or officer of Pharmacia Corporation shall belong to the Corporation if such opportunity is expressly offered to such person in his or her capacity as a director of the Corporation, and otherwise shall belong to Pharmacia Corporation; and

(c) a corporate opportunity (as referenced above in Section 2) offered to any person who is an officer of both the Corporation and Pharmacia Corporation shall belong to the Corporation if such opportunity is expressly offered to such person in his or her capacity as an officer of the Corporation and otherwise shall belong to Pharmacia Corporation.

Section 4. Any person purchasing or otherwise acquiring any interest in shares of the capital stock of the Corporation shall be deemed to have notice of and to have consented to the provisions of this Article V.

Section 5. For purposes of this Article V only:

(a) A director of the Corporation who is Chairman of the Board or of a committee thereof shall not be deemed to be an officer of the Corporation by reason of holding such position (without regard to whether such position is deemed an office of the Corporation under the Amended and Restated By-Laws (the "By-Laws") of the Corporation), unless such person is a full-time employee of the Corporation; and

(b) The term "Pharmacia Corporation" shall mean Pharmacia Corporation, a Delaware corporation (and any successor thereof) and all corporations, partnerships, joint ventures, associations and other entities (other than the Corporation (and all corporations, partnerships, joint ventures, associations and other entities in which the Corporation beneficially owns directly or indirectly 50 percent or more of the outstanding voting stock, voting power, partnership interests or similar voting interests)) in which Pharmacia Corporation beneficially owns (directly or indirectly) 50 percent or more of the outstanding voting stock, voting power, partnership interests or similar voting interests.

Section 6. Anything in this Certificate of Incorporation to the contrary notwithstanding, the foregoing provisions of this Article V shall terminate, expire and have no further force and effect on the date that (i) Pharmacia Corporation ceases to beneficially own shares of common stock representing at least 20 percent of the total voting power of all classes of outstanding capital stock of the Corporation entitled to vote in the election of directors and (ii) no person who is a director or officer of the Corporation is also a director or officer of Pharmacia Corporation. Neither the alteration, amendment, termination, expiration or repeal of this Article V nor the adoption of any provision of this Certificate of Incorporation inconsistent with this Article V shall eliminate or reduce the effect of this Article V in respect of any matter occurring, or any cause of action, suit or claim that, but for this Article V, would accrue or arise, prior to such alteration, amendment, termination, expiration, repeal or adoption.

ARTICLE VI

Section 1. Subject to the rights of the holders of any outstanding series of Preferred Stock or any other series or class of stock as set forth in this Certificate of Incorporation to elect additional directors under specified circumstances, the number of directors of the Corporation shall be fixed, and may be increased or decreased from time to time, by resolution of the Board.

Section 2. Unless and except to the extent that the By-Laws of the Corporation shall so require, the election of directors of the Corporation need not be by written ballot.

Section 3. At the first annual meeting of stockholders (the "First Meeting") following the first date that Pharmacia Corporation and its affiliates cease to beneficially own 50 percent or more of the total voting power of the outstanding shares of all classes of capital stock entitled to vote generally in the election of directors of the Corporation (the "Pharmacia Required Percentage"), the directors, other than those who may be elected by the holders of any outstanding series of shares of Preferred Stock or any other series or class of stock as set forth in this Certificate of Incorporation, shall be divided into three classes, as nearly equal in number as possible and designated Class I, Class II and Class III. Class I shall be initially elected for a term expiring at the first annual meeting of stockholders following the First Meeting, Class II shall be initially elected for a term expiring at the second annual meeting of stockholders following the First Meeting, and Class III shall be initially elected for a term expiring at the third annual meeting of stockholders following the First Meeting. Members of each class shall hold office until their successors are elected and qualified. At each succeeding annual meeting of the stockholders of the Corporation, the successors of the class of directors whose term expires at that meeting shall be elected for a term expiring at the annual meeting of stockholders held in the third year following the year of their election. In case of any increase or decrease, from time to time, in the number of directors, other than those who may be elected by the holders of any outstanding series of Preferred Stock or any other series or class of stock as set forth in this Certificate of Incorporation, the number of directors in each class shall be apportioned as nearly equal as possible.

Section 4. Subject to the rights of the holders of any outstanding series of Preferred Stock or any other series or class of stock as set forth in or pursuant to this Certificate of Incorporation to elect additional directors under specified circumstances, any director or the entire Board may be removed from office at any time with or without cause, but only by the affirmative vote of the holders of at least 70 percent of the voting power of the outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class; provided, however, that after the first date on which Pharmacia Corporation and its affiliates cease to beneficially own the Pharmacia Required Percentage, a director may be removed from office only for cause and only by the affirmative vote of the holders of at least 70 percent of the voting power of the outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class. Notwithstanding anything in this Certificate of Incorporation to the contrary and in addition to any other vote required by law, the affirmative vote of the holders of at least 70 percent of the voting power of the outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required to amend, repeal or adopt any provision inconsistent with this Article VI.

Section 5. Subject to the rights, if any, of the holders of any outstanding series of Preferred Stock, newly created directorships resulting from any increase in the authorized number of directors or any vacancies in the Board resulting from death, resignation, retirement, disqualification, removal from office or other cause shall be filled solely by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum of the Board. Any director so chosen shall hold office until his or her successor shall be elected and qualified and, if the Board at such time is classified, until the next election of the class for which such directors shall have been chosen. No decrease in the number of directors shall shorten the term of any incumbent director.

ARTICLE VII

In furtherance and not in limitation of the powers conferred by law, the Board is expressly authorized and empowered to adopt, amend, alter and repeal the By-Laws of the Corporation at any regular or special meeting of the Board or by written consent, subject to the power of the stockholders of the Corporation to adopt, amend, alter or repeal any By-Laws; provided, however, that with respect to the powers of the stockholders to adopt, amend, alter and repeal By-Laws, notwithstanding any other provision of this Certificate of Incorporation or any provision of law which might otherwise permit a lesser vote or no vote, but in addition to any affirmative vote of the holders of any outstanding series of Preferred Stock required by law or by this Certificate of Incorporation (including any certificate filed with the Secretary of State of the State of Delaware establishing the terms of a series of Preferred Stock in accordance with Section 2 of Article IV), the affirmative vote of the holders of at least 70 percent of the voting power of the outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required for stockholders to adopt, amend or repeal any provision of the By-Laws. Notwithstanding anything contained in this Certificate of Incorporation to the contrary and in addition to any other vote required by law, the affirmative vote of the holders of at least 70 percent of the voting power of the outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required to amend, repeal or adopt any provision inconsistent with the preceding sentence.

ARTICLE VIII

The Corporation reserves the right at any time and from time to time to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, and any other provisions authorized by the laws of the State of Delaware at the time in force may be added or inserted, in the manner now or hereafter prescribed by law; and all rights, preferences and privileges of whatsoever nature conferred upon stockholders, directors or any other persons whomsoever by and pursuant to this Certificate of Incorporation in its present form or as hereafter amended are granted subject to the right reserved in this Article.

ARTICLE IX

A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the General Corporation Law of the State of Delaware as the same exists or may hereafter be amended.

Any amendment, repeal or modification of the foregoing paragraph shall not adversely affect any right or protection of a director of the Corporation existing hereunder with respect to any act or omission occurring prior to such amendment, repeal or modification.

ARTICLE X

Any action required or permitted to be taken at any annual or special meeting of stockholders of the Corporation may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding capital stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of capital stock entitled to vote thereon were present and voted; provided, however, that after the first date on which Pharmacia Corporation and its affiliates cease to beneficially own the

Pharmacia Required Percentage, any action required or permitted to be taken by stockholders may be effected only at a duly called annual or special meeting of stockholders and may not be effected by a written consent or consents by stockholders in lieu of such a meeting. Notwithstanding anything in this Certificate of Incorporation to the contrary and in addition to any other vote required by law, the affirmative vote of the holders of at least 70 percent of the voting power of the outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required to amend, repeal or adopt any provision inconsistent with this Article X.

ARTICLE XI

The Corporation elects not to be governed by Section 203 of the General Corporation Law of the State of Delaware until the first date on which Pharmacia Corporation and its affiliates cease to beneficially own 15 percent or more of the total voting power of the outstanding shares of all classes of capital stock entitled to vote generally in the election of directors, at which time Section 203 of the General Corporation Law of the State of Delaware shall apply to the Corporation.

WACHTELL, LIPTON, ROSEN & KATZ

51 WEST 52ND STREET
NEW YORK, N.Y. 10019-6150
TELEPHONE: (212) 403-1000
FACSIMILE: (212) 403-2000

DIRECT DIAL: (212) 403-1220
DIRECT FAX: (212) 403-2220
E-MAIL: ESRobinson@wlrk.com

October 3, 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington D.C. 20549

Re: **Monsanto Company**
Shareholder Proposal Submitted by John C. Harrington

Ladies and Gentlemen:

We have acted as special counsel to Monsanto Company ("Monsanto") in connection with a shareholder proposal submitted by Mr. John C. Harrington of Harrington Investments, Inc. for inclusion in the proxy statement on Schedule 14A to be distributed in connection with Monsanto's 2007 Annual Meeting of Shareowners. By a letter dated September 15, 2006, we requested that the staff of the Securities and Exchange Commission confirm that it would not recommend enforcement action if Monsanto excluded Mr. Harrington's proposal from its proxy statement.

On September 20, 2006, we received via facsimile a letter dated September 19, 2006, from Mr. Harrington, withdrawing his shareholder proposal. This letter was also sent to the SEC staff by facsimile, and a copy is enclosed herewith. Because Mr. Harrington has withdrawn his proposal, we believe that our request for no-action relief is now moot, and we hereby withdraw that request.

If you have any questions regarding this matter or require additional information, please contact the undersigned at (212) 403-1220 or Nancy Hamilton, Deputy General Counsel, Corporate Governance, Monsanto Company at (314) 694-4296.

Very truly yours,



Eric S. Robinson

Enclosures

cc: Nancy E. Hamilton, Esq., Deputy General Counsel, Monsanto Company
John C. Harrington, President and CEO, Harrington Investments, Inc.


HARRINGTON
INVESTMENTS, INC.

September 19, 2006

Hugh Grant
Chair, President & CEO
Monsanto Company
800 N. Lindbergh Blvd.
St. Louis, MO 63167

RE: Shareholder Resolution

Dear Mr. Grant:

This is to inform you that I am withdrawing my shareholder proposal on a corporate governance by law amendment filed August 1, 2006 pursuant to Rule 14a-8 under the Securities and Exchange Act.

Sincerely,

John Harrington

mln

cc: SEC
Mathew Levine

1001 2ND STREET, SUITE 325 NAPA, CALIFORNIA 94559 707-252-6166 800-788-0154 FAX 707-257-7923
HARRINV@NAPANET.NET WWW.HARRINGTONINVESTMENTS.COM 